FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 11, 2019 of Performance Shipping Inc. (the “Company”) announcing that the Company has agreed to acquire two entities, which have signed contracts to purchase two 2011-built Aframax tanker vessels from an unaffiliated third party seller for a total purchase price of US$60.0 million.

The information contained in this Report on Form 6-K, except for the commentary of the Company’s Chairman and Chief Executive Officer, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: June 11, 2019	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: +30-216-600-2400
Email: izafirakis@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: +1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES AGREEMENTS TO ACQUIRE TWO AFRAMAX TANKERS AND US$10.0 MILLION INVESTMENT BY ITS CHAIRMAN

ATHENS, GREECE, June 11, 2019 – Performance Shipping Inc. (NASDAQ:DCIX), (the “Company”), today announced that it has agreed to acquire two entities, which have signed contracts to purchase two 2011-built Aframax tanker vessels from an unaffiliated third party seller for a total purchase price of US$60.0 million. The transaction was unanimously approved by the disinterested members of the board of directors of the Company.

The Company will acquire the two entities affiliated with the Company’s Chairman and Chief Executive Officer, Mr. Symeon Palios, for an aggregate purchase price of US$10.0 million, which will be paid in common shares of the Company at a per share price of US$1.05, which is equal to the undiscounted closing price of the common stock on the NASDAQ stock exchange on June 7, 2019. The US$10.0 million purchase price of the two entities is equal to the deposit previously paid to the vessels’ seller by the affiliates of the Company’s Chairman. The balance of the purchase price payable under the contracts is expected to be funded through cash on hand and bank financing. The first vessel delivery is expected in the third quarter of this year and the second in the fourth quarter.

Commenting on the transaction, the Company’s Chairman and Chief Executive Officer stated:

“I am excited to be able to offer this attractive opportunity to purchase high-specification Aframax tankers to the Company at what I believe is a favourable time on the tanker industry cycle. The acquisition of these vessels represents an important step in the Company’s diversification from the container industry into other areas of the shipping sector. The sale of these contracts for common shares of the Company reflects my view that now is an attractive time to invest in the Company as it starts to rebuild its fleet.”

Following the closing of this transaction, the Company will have 36,277,660 common shares and another 2,000 Series B-2 Preferred Shares issued and outstanding. Upon completion of the above-mentioned entities’ acquisition, the Company will own 4 unencumbered containerships, 2 contracts to purchase 2 Aframax tanker vessels, for which US$10.0 million have been paid as deposit, plus approximately US$17.0 million of cash.

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s current fleet of vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.